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Exhibit 2

BREAK-IN AT DURBAN ROODEPOORT DEEP, LIMITED'S (DRD) OFFICES

16 June 2003

225/03-ig

FOR IMMEDIATE RELEASE

        Durban Roodepoort Deep, Limited (DRD) can confirm that it experienced a break-in at its corporate offices in Johannesburg.

        This occurred at around 23:00 on Sunday, 15 June 2003. The security officers on duty were held up at gunpoint and pistol-whipped. Both have been admitted to hospital for observation.

        The intruders entered the offices, using angle grinders and jackhammers to gain access to the company's strongroom.

        Various company documents were removed during the break-in but nothing of monetary value.

Queries:

  Ilja Graulich, Durban Roodepoort Deep, Limited
  +27 11 381 7800 (office)
  +27 83 604 0820 (mobile)

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BREAK-IN AT DURBAN ROODEPOORT DEEP, LIMITED'S (DRD) OFFICES